                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-15960
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                         14166100

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

U.S. Technologies Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

3901 Roswell Road, Suite 300
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Address of Principal Executive Office (STREET AND NUMBER)

Marietta, Georgia 30062
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attachment "A."

                                                 (Attach Extra Sheets if Needed)

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         W. Thomas King, Esq.               404                 815-3678
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See Attachment "B."
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                             U.S. Technologies Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 30, 1998               By   /s/ Kenneth H. Smith
    -----------------------------      ----------------------------------------
                                          Kenneth H. Smith
                                          President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                 ATTACHMENT "A"



     In conducting its evaluation of the financial condition of the Registrant for the year ended December 31, 1997, the new management of the Registrant has determined that certain adjustments should be made to the financial statements which will require amendments to the quarterly reports filed by the Registrant for the periods ended June 30, 1997 and September 30, 1997. Also in 1997, the Registrant dismissed its former independent auditors and engaged the firm of BDO Seidman LLP as its independent auditors for the fiscal year ended December 31, 1997. BDO Seidman LLP and the Registrant's former auditors have concurred with the Registrant's management on the need to recognize those adjustments as well as the need to amend the Registrant's quarterly reports. The Registrant intends to file the amended quarterly reports simultaneously with the Form 10-K. As a result, the Registrant needs the additional time as provided under Rule 12b-25(b) to file its Form 10-K.

                                 ATTACHMENT "B"



     As a result of changes in the Registrant's management in 1997, a thorough evaluation of the Registrant's operations were undertaken. Net losses of approximately $2.6 million and $1.9 million were recognized for the years ended December 31, 1996 and 1995 respectively, on net sales of $1.4 million and $2.0 million respectively. These losses included amortization of goodwill and technologies of $384,000 in 1996 and $354,000 in 1995 and a $300,000 charge in 1995 to write off the cost of an acquired asset which was still under development.

     Effective on the beginning of the second quarter of 1997, management of the Registrant has recognized charges to write off all remaining obsolete inventory, in the amount of approximately $307,000; a charge for the impairment of long-lived assets, in the amount of approximately $1.4 million, to write off all goodwill and investment in technologies; a restructuring charge, in the amount of approximately $200,000, to account for the costs of severance and lay-off of excess personnel; and a restructuring charge in the amount of approximately $252,000 to recognize and accrue the costs necessary to resolve outstanding litigation.